Aerobloom

Deal Summary	
Offering Type	Regulation Crowdfunding
Securities Type	Common Equity with Voting Rights
Share Price	0.37
Valuation	$16,115,344
Min. Investment	
Max Raise Amount	$5.0 million
Sales Pipeline	
Technology	AgTech / Aeroponics
Founder	Darren Walz and Dale Devore
Year Founded	2018
Full Time Employees	3

The "Big Idea" In 60 Seconds

**Every year, 38 million Americans go hungry…
and the problem is getting worse [source]**

As Americans face record-setting gas prices, historic levels of inflation and skyrocketing fertilizer costs – on top of the increasing threat of extreme weather, water shortages and soil erosion – **one U.S. farmer is warning that your grocery bill could rise as much as $1,000 in a month or two… if you can find the items you need at all. [source]**

But what if there was a way to virtually eliminate our dependence on foreign agriculture and produce all of the calories needed to feed 330 million Americans…

And do it with up to 99% less water and 95% less soil than traditional farming[1]… without the need for expensive fertilizer and harmful pesticides… and without the risk of widespread crop failure due to climate change?

Today's presentation is dedicated to the economic opportunity of solving the $12 trillion problem in the global agriculture market [source]…

And potentially providing every American citizen with access to affordable, nutritious and safe-to-eat foods.

---

[1] Aeroponics is the process of growing plants in an air or mist environment without the use of soil or an aggregate medium. The stated figures are commonly accepted statistics regarding the efficacy of aeroponics and similar technology.

Aerobloom is seeking $5m in Pre-IPO financing to commercialize patent-pending technology

Aerobloom is an agriculture technology (AgTech) company headquartered in Long Beach, CA. The founder, Dale Devore, has dedicated 35 years of his life to developing a proprietary aeroponics cultivation technology and methodology that enables high yield indoor growing with minimal water, soil, chemical, and fertilizer requirements.

For indoor growers who are looking for a more profitable way to grow crops, Aerobloom's patented aeroponics technology offers a scalable system for producing in-demand cash crops at market competitive prices.

Management is projecting revenues of $118,125 in Q4 2022; $2,733,750 in projected 2023 annual gross revenue.

Revenue Potential



$118,125

Predicted Q4 2022 Gross Revenue generated from production of Tomatoes and Bell Peppers

$2,733,750

Predicted 2023 Annual Gross Revenue generated from production of Tomatoes and Bell Peppers.

However, in order to provide compelling evidence needed to secure orders, management is seeking $5m in equity capital to build a 7,500 sq/ft greenhouse in southern California to demonstrate the viability of their technology, hire key executive level talent, and ongoing research and development.

Management believes that – upon the closing of $5m – the first crop could be available within 6-9 months. Pending a successful harvest, management has reason to believe they have the ability to secure distribution that may allow for the sale of substantially all crops generated from the facility.

Management's long term plan is to become the de-facto "standard operating system" for indoor growing facilities through joint ventures and licensing agreements. For this reason, management believes becoming a publicly traded company will be needed to secure additional financing required for ongoing research and development, manufacturing capacity, software, development of artificial intelligence and robotics, along with additional indoor growing facilities necessary to be competitive in the marketplace.

While there is no guarantee this company will become a publicly traded company, use of proceeds include estimated costs to complete a listing statement for a potential reverse merger into a public vehicle.

How long could your family survive if grocery store shelves were empty?

Despite our status as the wealthiest and most powerful nation in human history, more than 38 million Americans are ***food insecure*** – up from 15 million in 1969.

This means almost 1 out of every 9 Americans lacks consistent access to enough food for every person in a household to live an active, healthy life. And if the current trends continue, it's likely to get worse if food prices climb higher.

Even before the war in Ukraine, food prices have been surging: U.S. food prices rose a whopping 7.5 percent between 2021 and 2022 and the United Nations Food and Agriculture Organization (FAO) Food Price Index recently hit an all-time high of 159.7 points in March 2022 – double what it was in 2015.



Source FAO.org

According to some experts, this means we are edging closerto the "boiling point" – a score of 210 – <u>where societies descend into famine, chaos and riots.</u> [source]

Now, as rising inflation continues to put pressure on American households, we could be staring down the barrel of an unprecedented food crisis.

According to Ben Riensche, the owner of Blue Diamond Farming Company in Iowa:

> *"If you're upset that gas is up a dollar or two a gallon, wait until your grocery bill is up $1,000.00 a month, and it might not just manifest itself in terms of price. It could be quantity as well. Empty Shelf syndrome may be starting."*

Why are prices not only going up today, but are likely to continue going up tomorrow?

A devastating blow to some of the nation's best and most productive land.

According to the American Farmland Trust (AFT), Farmland in the U.S. has decreased by 31 million acres between 1992-2012 – the equivalent of the entire state of New York. If this trend continues, another 18.4 million acres will be converted between 2016 and 2040 – an area nearly the size of South Carolina.


WITHOUT SMART GROWTH AND GOOD LAND-USE PLANNING, AMERICANS WILL PAVE OVER, FRAGMENT, OR COMPROMISE
18.4 million acres
of farmland and ranchland.
THAT IS THE EQUIVALENT OF LOSING OR JEOPARDIZING:
115,000
FARMS
$11 billion
IN FARM OUTPUT
263,000
JOBS
BASED ON COUNTY AVERAGES.[1]

To make matters worse, and thanks to our modern-day industrial farming practices, the farmland we are left with is becoming less and less productive. [In a report published by the BBC in association with Corteva

[Agriscience](#), over the last 100 years, the fertile topsoil in Iowa has reduced from a depth of 14-18 inches, to 6-8 inches.

Nationally, it is estimated that the total annual cost of erosion from agriculture in the USA is about $44 billion per year. [[source]](#)

In fact, the [United Nations declared](#) soil finite and predicted catastrophic loss within 60 years; **The impact of soil degradation could total $23 trillion in losses of food, ecosystem services and income worldwide by 2050**.

Poorly planned development is far from the only threat to the future of farming.

The impacts of climate change are already putting unprecedented stress on American food systems.

Today, the western U.S. is currently experiencing the worst megadrought in 1,200 years. By 2040, nearly half of the water basins in the U.S. could experience high or extremely high water stress due to declining supply and increasing demands…



Figure 1. Projected 2040 water stress at the basin level across the contiguous United States. Data is from the World Resources Institute Aqueduct Water Risk Atlas under the "business as usual" scenario that reflects the world's current trajectory of high greenhouse gas emissions and mid-range population growth.[67]

Source: American Farmland Trust

To put this into perspective, in most regions of the world, **_over 70 percent of freshwater is used for agriculture_**. By 2050, feeding a planet of 9 billion people will require an estimated 50 percent increase in agricultural production and a 15 percent increase in water withdrawals. [Source]

To add to the list of problems? America – like much of the world – is heavily dependent on imported foods, and the natural resources required to produce them.

According to the **_Food & Drug Administration (FDA)_**, America imports food from more than 200 countries or territories and roughly 125,000 food facilities plus farms supply approximately 32 percent of the fresh vegetables, 55 percent of the fresh fruit, and 94 percent of the seafood that Americans consume annually.



Figure 1. Import share of U.S. food consumption (by volume)

32% Fresh vegetables

55% Fresh fruits

94% Seafood

Source:

But more concerning is the possibility of a global shortage of nitrogen-based fertilizers; a key ingredient used in farms across the world.

According to the American Conservative:

> *Without nitrogen-based fertilizers, half of the world's population simply could not be fed. Russia is responsible for roughly two-thirds of the world's ammonium nitrate production."*

In the face of these cascading threats to food security – both at home and abroad – maintaining control over every acre of productive land, and every ounce of water, is essential to our survival.

But what if you could grow everything indoors in a climate controlled environment?

For more than 40 years, the agriculture industry has been trying to crack the code on what they call *Controlled Environment Agriculture (CEA).*

As water, soil and fertilizer become increasingly scarce – and therefore, more expensive – CEA brings the potential of three major benefits for ensuring American food security.

- **Use Fewer Resources:** because CEA potentially uses up to 99 percent less water and 95 percent less soil compared to traditional outdoor cultivation – as well as using effectively no pesticides and significantly less fertilizer – the cost of CEA grown food is better insulated from price increases to those inputs

- **Reduce Food Waste:** Each day in the United States, approximately one pound of food per person is wasted. This equates to 103 million tons (206 billion pounds) of food waste generated in America in 2017, or between ***30-40 percent of the food supply***, according to the United States Department of Agriculture (USDA). [source]

- **Resilience & Sustainability:** By having food production located closer to end markets, it means Americans would likely enjoy greater efficiency, resilience, and sustainability in our food system.

[According to Grand View Research](), the North American indoor farming market size was valued at USD 7.9 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 13.9 percent through 2030.

That's why it's no surprise to see investor enthusiasm for this emerging technology.

In 2021, the greater AgTech sector saw $5 billion raised across 440 deals, up from the $3.4 billion raised across 422 deals in 2020. [source]

Those investments were largely driven by indoor agricultural/vertical farming and the controlled environment/indoor segments.



Source: **Crunchbase**

The $9bn (and growing)
US Market for Local Foods

According to Grand View Research, The U.S. fruits and vegetables market was valued at $62.52 billion in 2021, and estimated to grow to $97.25 billion by 2030 (a 5% CAGR) [source]. Of the 2021 totals, approximately $5.7bn are from fruits and vegetables [source]

According to the USDA: Between 2006 and 2020 the national market demand for local food – defined by the USDA as food products traveling less than 400 miles – expanded from $1B [source] to $9B dollars [source].

Demand Trends for Local and Organic Foods

- Fifty-six percent of consumers say they want their produce department to carry more fruits and vegetables that are locally grown, followed by grown in the USA (54 percent) [source]

- 80 percent of consumers say that they buy local to support their local economies and local farmers, according to FMI's The Power of Produce report in 2017.

- Organic food sales reached an all-time high of $56.5 billion in the United States in 2020, according to the Organic Trade Association. One-third of those who buy organic products do so to avoid GMOs. [source]

Major Grocers Are Already Betting on CEA

- **Walmart** committed to double its sales of locally sourced produce from 2017 to 2026. [source]

- **Kroger** was one of the first to launch a modular microfarm inside one of its banners in Seattle (two QFC stores). Stuart Aitken, Kroger's chief merchant and marketing officer recently said: "Kroger committed to investing $10 billion in diverse suppliers by 2030, and the Go Fresh & Local" [source]

- **Whole Foods** even partnered with Gotham Greens in 2013 to build a vertical farm on top of a Brooklyn store.

- **Costco** began to sell sustainable greenhouse-grown romaine lettuce, tomatoes, cucumbers and peppers in 2019 [source]

- **Albertsons Company** stores (including **Safeway and Acme** brands) sells **Bowery Farming** vertically grown leafy greens are in 275 locations

Why aren't all fruits and vegetables grown indoors already?

While surveys suggest that consumers are willing to pay more for organic and local foods, in an inflationary environment where everything is getting more expensive, price is still a major factor.


Posted on
The Daily Shot
08-Aug-2022
@SoberLook
Grocery Shopping Trends (excluding NA): NET (%More - %Less)
May 2022
Mid-July 2022
End-July 2022
Pay attention to price
Shop at stores with lower prices
Stock up on products that are on sale
Use coupons / offers
Buy non-branded / store brand products
Shop at stores closer to home
Shop online to find lower grocery prices
Buy organic products
Buy premium products
Source: AlphaWise, Morgan Stanley Research
NET: Percentage of consumers who said "More" "Less"

Source: Morgan Stanley Research; @SamRo

Despite the benefits of CEA, the industry still faces major headwinds. As with any great innovation, it takes time for the enabling technology to achieve economies of scale.

Historically, the high energy costs – most significantly from lighting – has been a major barrier to scaling controlled environment agriculture.


FIGURE 9 COMPARATIVE IMPACT ASSESSMENT OF 18 IMPACT AREAS GROUPED INTO SIX THEMES
Relative Impact (mPt)
4.6
4.4
4.2
4
3.8
3.6
3.4
3.2
3
2.8
2.6
2.4
2.2
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
Conventional CA Lettuce System
GH Hydro Lettuce System
GH Aqua Lettuce System
Vertical Hydro Lettuce System
Vertical Aqua Lettuce System
Human health
Ecosystems
Resources
Cumulative Energy Demand
Climate Change
Water use

Source: World Wildlife Foundation

In the future, indoor farms may be powered by 100% renewable energy. However, as of today, it isn't technologically feasible. This means we must look for ways to simultaneously improve energy efficiency and increase yield.

We've identified five areas with significant opportunities to increase profitability, reduce cost to consumers, and help spur mass market adoption.

Profit Maximizer #1) High Margin Cash Crops

The most valuable crops in the world today aren't food. They're pharmaceutical crops like opium (poppy), cocaine (coca leaves), and cannabis.



Source: Visual Capitalist

While CEA has been a boon for cannabis producers, when it comes to addressing food security, cannabishas no nutritional value.

This means vine crops (e.g. tomatoes, cucumbers, peppers) and berries (e.g. grapes, strawberries) are – by weight – the most lucrative cash crops that also provide nutritional value.

According to KDMI, in the crop segment, the tomato segment is expected to be the most attractive market in the global controlled environment agriculture market over the forecast period.

Profit Maximizer #2) Energy Efficient Buildings

There are two main categories of CEA grow facilities: greenhouses and indoor farms; They can be further subcategorized into one of five types of facilities: greenhouse, indoor vertical farm, high tunnel hoop house, greenhouse/vertical farm style facility, and shipping container.

What type of CEA facility do you use for cultivation?


44%
GREENHOUSE
38%
INDOOR VERTICAL FARM
7%
HIGH TUNNEL HOOP HOUSE
6%
GREENHOUSE & VERTICAL FARM STYLE FACILITY
5%
SHIPPING CONTAINER

Source: **2021 Global CEA Census Report**

As mentioned previously, lighting is one of the single largest cost centers of any facility. In vertical and container farms, 100 percent of all light is supplied by LED; in a low-tech high tunnel farm, 100 percent of all light is

supplied by the sun. Greenhouses can use a mix of both sources, depending on location, season and total natural sunlight exposure.


Reliance on supplemental lighting
68%
100%
100%
100%
0%
Mid-tech glass/poly greenhouses
Indoor vertical farms
Container farms
High tech glass greenhouses
Low tech high tunnels

Source: [Artemis]

While vertical farming methods are useful for small-root crops, like herbs and leafy greens that have limited vertical height…



Source:

For vine crops, greenhouses tend to be more efficient as trellis systems can be constructed to maximize natural light exposure as well as support the weight of fruit.



FIGURE 11 — TOMATOES USING DRIP IRRIGATION IN COMMERCIAL GREENHOUSE

Hortidaily. https://www.hortidaily.com/

Source: World Wildlife Foundation

While greenhouses don't eliminate the need for supplemental light – additional LED lighting is often required for out of season grow cycles where sunlight is reduced – it may provide significant savings compared to vertical farms.

However, even if we can reduce costs by using more natural light, controlling the internal environment (i.e., temperature, humidity) plays a key role in improving yields.

Profit Maximizer #3) Inputs

While it is true that CEA uses almost no chemicals and fertilizers compared to outdoor agriculture, that doesn't mean there are no input costs. Instead, its main input costs are **seeds, growing media, nutrients**, **chemicals, integrated pest management (IPM)**.



Average Annual Input Costs

Category	Cost
Seeds	$24,989
Grow Media	$19,190
Nutrients	$17,510
Chemicals	$14,667
IPM*	$9,923

Input cost per pound, by crop:

Crop	Cost
Microgreens	$1.38
Leafy greens	$0.47
Tomatoes	$0.06

*IPM=Integrated Pest Management

Source: Artemis

Profit Maximizer #4) Data, Transparency, and Capital

For investors, one of the biggest concerns in the CEA space is "greenwashing" – providing misleading information so as to create the impression that a company or product is more sustainable than it actually is.

According to a grower interviewed for the 2021 Global CEA Census…

> *"If you look at the communication of CEA actors and especially indoor/vertical farming companies, **sustainability claims are widespread in public statements but almost never backed with factual and comprehensive data** (e.g. Life Cycle Assessment based).*
>
> ***I believe this is fostered by the dependence on fundraising,** as most actors have not yet proven the viability of their business models, and need arguments to keep attracting investors to back their projects, which will remain the case in the next few years at least."*

Speaking of fundraising: Even though demand for locally grown food is rising, these farms are still expensive to build. Without visibility into what's really going on inside the grow facility, forecasting future results and allocating resources becomes challenging…

And by extension, so does gaining investor confidence and securing affordable sources of capital.

Profit Maximizer #5) Workforce Training, Automation and "Advanced Greenhouses"

CEA is vastly more complicated than traditional farming, which typically relies on cheap labor, subsidies on land and water, and outsourced marketing and sales.

Labor costs are higher not only due to the lack of automation and higher wage rates in cities, but also because of the administrative staff needed for management and marketing.



Dollars per pound spent on labor

Mid-tech glass/poly greenhouses	Indoor vertical farms	Container farms	High tech glass greenhouses
$1.78	$10.63	$2.54	$9.47

NOTE: We removed outlier data for indoor vertical farms and container farms that captured their labor costs as >$400/lb. These operations likely added corporate overhead (for large venture-backed style organizations) to farm labor costs.

The problem is also made worse by the lack of dedicated and state-of-the-art university degrees adapted to the technology involved in vertical farms.

Despite these hurdles, we're beginning to see more farms cultivating crops in "advanced greenhouses" which involve enhanced structural configuration, environmental control, crop production, material handling, labor utilization, resource allocation, and return on investment.[source]

The State of Industry:
What our competitors are trying

At the time of publishing, the North American CEA landscape is highly fragmented. Different companies are experimenting with different grow facilities as well as growing technology.

In terms of facilities, the market can be split between greenhouses and vertical farms.

Figure 3
North American CEA growers by business model type and product

NOT EXHAUSTIVE

	Vegetables, leafy greens, herbs, microgreens	Fruit	Cannabis
Greenhouses	Sunset; Mucci Farms; Revol Greens; BrightFarms Locally Grown; Gotham Greens; Element Farms florence, nj; NatureFresh Farms; Bushel Boy; MightyVine; Village Farms Greenhouse Grown; AppHarvest; Dayton Valley Aquaponics; Houweling's Tomatoes; redsunfarms; little leaf farms	Mucci Farms; Zing!; DelFresco Pure	Ultra Health; HEXO Corp; Copperstate Farms; Harvest; AmeriCann; Cresco Labs; Glass House Farms
Vertical farms	AeroFarms; plenty; Bowery; Vertical Roots; Iron Ox; Shenandoah Growers; farm.one; Upward Farms; Altius Urban Farms; Kalera; 80 Acres Farms; Good Leaf; Babylon	OISHII	Micro Lab Farms

Source: Company websites; L.E.K. research and analysis

The U.S. remains the world leader in fruit and vegetable exports. Still, American farmers have fewer than 20,000 acres dedicated to CEA, trailing the Netherlands and Spain (see Figure 2).



Figure 2

Dedicated greenhouse farming acreage among top three vegetable- and fruit-exporting countries

Source: L.E.K. analysis of Statista, Wageningen University & Research, Ministerio de Agricultura, Pesca y Alimentacion, USDA, L.E.K. research

Spain, the Netherlands and Israel are global leaders in the adoption of CEA. The Netherlands is the third-largest vegetable exporter in the world (~$8.2 billion in 2019), the U.S. is first at $15.1 billion and Spain is second at $9.9 billion.

The upshot? In the U.S., CEA has significant runway for growth; According to Market Data Forecast, the North American Commercial Greenhouse market was worth $120.56 billion in 2021 and estimated to be growing at a CAGR of 9.5 percent to reach $145.05 billion by 2026.

Could Greenhouses Become the Winning CEA Facility?

When we consider the opportunity in high margin cash crops – namely in vine crops like tomatoes, peppers, and cucumbers – the evidence seems to suggest that greenhouses are a better suited, and more popular, grow facility than vertical farming.

However, even with the potential cost-savings of "advanced greenhouses," there's one critical problem that must be solved in order to unlock the true potential of CEA.

The Root System Problem:
Why Other CEA Solutions Don't Work

According to Dr. William Stiles of Vertikit:

> *"At the heart of every CEA system must be an understanding of the requirements of the plants you are aiming to cultivate. If you understand what they need, what environmental conditions are most favorable for their growth, then these conditions can be recreated within a controlled environment."*

Inevitably, this means understanding how root systems work. Below ground, plants absorb water and nutrients through the root system; Roots are the vital part of the plant present in the soil, which anchors or grips the plant into the ground.



When root systems are grown in soil, they benefit from the diverse variety bacteria, archaea and fungi. These microbial communities that perform a wide array of 'ecosystem services' essential for the health of soil and the organisms it supports.

But how do you recreate the complex microbiome in soil – and build strong root zone environments – in a soilless growing environment?

According to the 2021 Global CEA Census Report, the most common growth method is some version of hydroponics; the least common is aeroponic.

What is your primary grow method?


25%
23%
16%
12%
8%
8%
5%
3%
Hydroponic: NFT
Soil
Hydroponic: Drip System
Other
Hydroponic or Aeroponic: Vertical Tower
Aquaponic
Hydroponic: DWC
Aeroponic

Source: [2021 Global CEA Census Report]

However, with regards to building better root systems, the differences between grow systems can be enormous; One of the primary differences is the availability of water and oxygen.

In a hydroponics system, the roots are often submerged in non-circulating water, which needs to be continually oxygenated and otherwise managed to develop the root system; if not, the lack of oxygen can lead to “root rot,” which is not only deadly to the plant, but contagious to other root systems nearby.

For this reason, aeroponic systems offer a distinct advantage; the roots dangle directly in the air, the nutrient salts are mixed with water, then the solution is sprayed as a vapor directly onto the roots.

This means the root systems have far more room to grow, and support much larger foliage, bloom and fruit growth in the canopy.

Dangling roots not only absorb essential minerals from the nutrient spray solution, but this also allows increased oxygen intake to fuel respiration.

The end result? Aeroponic root systems tend to be larger and healthier compared to hydroponics and soil.



Figure 2. Whole plants of lettuce cultivars 'Dasushen' (**A**) and 'Nenglv naiyou' (**B**) 45 days after transplanting in aeroponic, hydroponic, and substrate cultivation systems.

Why aren't more companies using aeroponics if it's so great?

In order to truly recreate all of the benefits of soil in a soilless system – and unlock the potential of aeroponics – it requires the recreation of the complex microbiome.

However, substantially all CEA facilities are forced to run completely sterilized systems.

Why? Because living microbiomes create organic material that can clog the system, causing critical issues such as complete crop failure; this in turn means increased ongoing maintenance costs to keep it clean.

According to Aerobloom management:

> *"Our competitors rely on sterility and no organic matter in order to operate their closed-loop hydroponic system properly to avoid*

malfunction and sludge buildup.

AeroBloom has developed and utilizes an integration to support thriving fungal and bacterial colonies for each individual plant's roots in their aeroponics system, while maintaining a sterile recirculating nutrient solution."

Introducing:
The Aerobloom "Smart Farming" Method

AeroBloom's smart farming method uses controlled environment greenhouses that utilize the sun as their primary light source and one flat level of plants for optimal light saturation.

Since the greenhouses automatically control temperature and humidity in their enclosed environments, they are just as resistant to climate conditions as growing inside warehouses.

Combined with AeroBloom's patent-pending closed-loop aeroponic technology, growers may potentially enable maximum water efficiency and much higher yields per acre of canopy than any other industry-known cultivation system.

The Aerobloom Advantage:
2–6x Yields of Competitors

AeroBloom's patent-pending (USPTO #62859135) aeroponic system is based on varying-sized misters that utilize industrial pumps; these pumps push the nutrient solution through fine micron atomizers creating fog and mist for the air-suspended roots to thrive in.



AeroBloom aeroponics root chamber – "The Edge" increases plant canopy surface area and staggers the plants to allow light penetration

In previous grows, the Aerobloom aeroponic system:

- Generated 2-6x more yield than hydroponics per plant canopy surface area;

- Reduced water usage by around 45 percent over hydroponics and up to 98 percent over traditional farming;

- Shortened plants' maturity cycle by 13 percent, which can result in additional annual harvests

- Enhanced pest and disease management capability;

- Enabled the growth of thriving microbiomes to enhance the potency and terpenes of the plant;

- Increased crop quality by improving plant characteristics (potency, taste, color, smell, appearance, oils/resins, bioactive and nutritious compounds)

[Legal Disclaimer: These results have not been independently verified by an outside party. Future results may or maynot be substantially equivalent to the results provided by management]

It does this by leveraging two important things:

#1) Root Growth Manipulation

AeroBloom has developed an integration to support thriving fungal and bacterial colonies for each individual plant's roots in their aeroponics system, while maintaining a sterile recirculating nutrient solution.

 

(Roots grown in a competitor's aeroponics system)   (Roots grown in AeroBloom's system)

Source: Aerobloom Investor Presentation

This integration produces all the benefits described from a healthy microbiome, creating a rich organic soil-quality product with the efficiency, automation, and increased yields of true aeroponics.

Many strategically placed misters in each root chamber achieve total root mass penetration and saturation.

According to Aerobloom management:

> *"We have not yet seen any competing aeroponic technologies that even attempt to combine different particle-sizes, which we believe is the primary reason our technology produces such significantly higher crop yields "*

The firing of individual delivery system components is offset by connected computers that are custom programmed for peak performance.

The computer also controls an air compressor that is fired through the nutrient lines after every misting cycle, clearing them of any remaining nutrient solution.

#2) Artificial Intelligence (AI)

Multiple sensors in each root chamber – and across various components of the system – will utilize cloud technology to feed live data to the software.

This will enable the software to show vital indicators such as individual plant health, pump status, atomizer status, pH, nutrient content, water temperature, room temperature, CO_2, root zone oxygen, and humidity.

The software is capable of fine-tuning nutrients and light spectrums for individual plant species in addition to providing predictive analytics to indicate and provide solutions for plant health and machinery issues before they cause an impact on production or efficiency.

Our Unique Opportunity:
Become the leading "Operating System" for CEA

According to [Dr. William Stiles of Vertikit](#):

> *"The main challenge for the adoption of CEA for traditional and regional farmers is obtaining the necessary support and expertise to establish the facility.*
>
> *The provision of full solution systems has been an issue for the emerging industry, as the capital investment required for a bespoke solution is high, and the ability to discriminate between technology options is challenging."*

Said another way, it's hard to get adoption of new technology in the face of high startup costs, high uncertainty around the profitability of the technology, and already thin margins.

The solution? Also according to Dr Stiles:

> *"By buying components of a CEA farm, rather than full solutions, it is possible to improve existing horticultural operations, or start new farms, on a more simple and cost-effective basis.*
>
> *"This allows growers to experiment and develop systems which are optimized for their crop, circumstance and goals, without the significant barriers to entry."*

In order to dramatically bring down costs, improve yields, and reach a "tipping point" in CEA, everyone across the supply chain needs to work together. That's why management's ambition is to create the leading "operating system" for the CEA industry.

Why? Because management believes the industry is on verge of "crossing the chasm" into the mass market.



NOW
Demonstration of capacity, across multiple crops
NEXT
LATER
We Are Here
Retail supply hedge, fulfils local product attribute and improves overall shelf-life
Limited to leafy greens + herbs
Major retail contracts awarded to indoor, select indoor players become major suppliers
Cost parity with outdoor production achieved
Indoor growers offer products with distinguished flavor or other attributes
Getting product on shelf at small quantities is not the challenge; getting retailer reliance on indoor at scale is the next goal as indoor players build capacity
© 2020 S2G Ventures | Confidential
35

In order to move out of a niche market, the business must "cross the chasm" into other markets. To do this, the company must establish a "beachhead" into adjacent market segments where there is overlap with their initial niche market; For the CEA space, this means proving viability across multiple crop types, at volume.

In pursuit of this goal of becoming the proverbial "800lb Gorilla" the entire industry standardizes on, management's long term plan is to license its technology and help new and existing facilities transition to the *Aerobloom Smart Farming Methodology.*

However, in the short term, Aerobloom will generate substantially all of its revenue by producing and growing vine crops using its own technology.

Proposed Use of Funds

	If Target Offering Amount is Sold	If Maximum Amount is Sold[1][2]
Total Proceeds	$25,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$1,750	$350,000
(B) Legal Expenses	$5,000	$5,000
(C) Accounting Expenses	$5,000	$5,000
(D) Miscellaneous Offering Expenses	$3,000	$3,000
Net Proceeds	$10,250	$4,637,000
Use of Net Proceeds		
(E) Advertising and Marketing of this Offering and of our Product	$3,300	$200,000
(F) General Working Capital	$6,950	$4,437,000
Total Use of Net Proceeds	$10,250	**$4,637,000**

Management has developed a plan to potentially accelerate the company's growth. The first phase of the expansion plan is as follows:

● Hire key executive talent

● Construct a 7,500 sq/ft climate-controlled greenhouse to serve as AeroBloom's flagship food production facility

● Have formal studies and evaluations performed by third-party experts in order to provide verification of yield and efficiency claims

● Continue developing software, artificial intelligence, and robotics integrations to maximize efficiency for large agriculture

Management believes becoming a publicly traded company will be needed to secure additional financing required for future phases of expansion. In the event of future equity raises, this may create a dilutive effect and add investment risk to any existing equity holders.

While there is no guarantee that Aerobloom will become a publicly traded company, use of proceeds include estimated costs to complete a listing statement for a potential reverse merger into a public vehicle.

Management Bios

Darren Walz, Chief Executive Officer

Darren is a serial entrepreneur with a host of ventures in retail and marketing. In 2009, he launched his own apparel company. In 2013, he was introduced to Dale Devore. Subsequently, the two co-founded and invested in a luxury cannabis dispensary. Located in Riverside County, California, and under Darren's management, the operation became one of the area's largest, with over 40 employees, 15,000 customers and annual revenues in excess of $7,500,000. In 2016, Dale and Darren left the dispensary behind. In search of solutions to food security and climate change, they broadened their focus to include a variety of crops, all using their proprietary aeroponics system.

Dale Devore, Chief Innovation Officer

Dale has been growing crops and developing aeroponics systems for over 30 years. In fact, he's the creative genius behind Aerobloom's proprietary technology. In 1997, Dale was approached by Richard Stoner, widely known as the father of modern aeroponics. Then, Mr. Stoner was receiving funding from NASA to develop aeroponics systems that astronauts could use to grow crops in space without the benefit of soil. At that time, Dale was using his own systems to grow crops, but he was primarily focused on cannabis cultivation. For several years, they compared notes, and Mr. Stoner often referred to Dale as his "only true competitor" in the field of aeroponic development. Since their work together, a number of competitors have approached Dale requesting that he review their aeroponics system. Resulting, Dale notes that all of them are still using the basic technology that he was using over 30 years ago.

Kevin McDoneld, Chief Technical Officer

A natural innovator and problem solver, Kevin's experience spans more than 25 years serving in engineering, team and project management. His hands-on work has taken him across five continents, and includes development of predictive analytic algorithms that support leading-edge projects in predictive performance, maintenance and failure; creation of artificial intelligence (AI) and data-gathering algorithms in support of AI initiatives for various equipment, apparatuses and systems in the agricultural, offshore oil and gas exploration and drilling and shipping fields, as well as for the U.S. Navy and the National Aeronautics and Space Administration. Kevin has also successfully undertaken the mechanical engineering involved in those fields.

Liam Corcoran, Director

Possessing extensive legal and business experience, Liam is a partner in a multidisciplinary legal practice with an emphasis on property insurance and related litigation. He also holds a number of positions as director and CEO of publicly held Canadian companies. In that work, Liam has served in various capacities, including restructuring, financing and mergers and acquisitions. His work as chief executive includes the successful $30 million acquisition of a biotechnology company. That effort resulted in the company achieving a peak market capitalization of over $200 million, and for which Liam also achieved $20 million in non-dilutive government grants. Liam holds a Juris Doctorate from Thompson Rivers University Law School in British Columbia, Canada.

Nick Luksha, Director

Across Nick's professional career, he's served a variety of small and medium-sized business segments. Those include real estate development, building management and franchising, as well as technology, investments and asset management for which he's built a full complement of executive teams. Nick also possesses considerable experience providing access to capital for high-growth businesses worldwide. His vast network of capital resources include high net worth retail investors, family offices, institutional investors and broker dealers. Operating across Canada, the U.S. and Latin America, Nick has cultivated a sophisticated approach to a diverse range of professional environments. He studied mathematics and statistics at Concordia University in Irvine, California, as well as Harvard University in his continuing studies.

Risk Disclosures

Investing in private or early-stage offerings (such as Reg A, Reg S, Reg-D, or Reg CF) involves a high degree of risk. Securities sold through these offerings are not publicly traded and, therefore, are illiquid. Additionally, investors will receive restricted stock that is subject to holding period requirements.

Companies seeking capital through these offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private or early-stage offerings requires a tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment.

Such investment products are not FDIC insured, may lose value, and have no bank guarantee.